The Enlightened Gourmet, Inc.

236 Centerbrook Road

Hamden, CT 06518

November 4, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: H. Christopher Owings, Assistant Director

Re:

The Enlightened Gourmet, Inc.

Form 10-K for Fiscal Year Ended December 31, 2008

Filed April 15, 2009

Forms 10-Q for Fiscal Quarters Ended March 31 and

June 30, 2009

Filed June 22 and August 19, 2009, respectively

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission (the “Staff”) as set forth in a comment letter dated September 14, 2009 relating to the above-referenced filings of The Enlightened Gourmet, Inc. (the “Company”). The answers set forth herein refer to each of the Staff’s comments by number.

Form 10-K for Fiscal Year Ended December 31, 2008

Business

1.

Please provide a more balanced disclosure of the status of your business by including a discussion of the principal challenges or risks facing you. In this regard, we note that you are in default on your promissory notes and that your auditors have expressed substantial doubt about your ability to continue as a going concern.

Response:

The Company will add the following paragraph to the business section as the last paragraph under “The Company”:

While we believe our ice cream products give us the potential to establish a recognized brand with staying power, like all new businesses, we face significant uncertainties and challenges, including controlling expenses, difficulties or complications in manufacturing our products, as well as delays or problems in raising capital. We have incurred operating losses since the inception of the Company, and we expect to incur significant increasing operating losses for the foreseeable future, primarily due to the expansion of our operations. Additionally, we have promissory notes in the amount of $449,000 that are in default, and the Company’s auditors have expressed substantial doubt about our ability to continue as a going concern due to our continued working capital deficits. Our ability to raise sufficient capital and our ability to continue as a going concern are dependent upon the Company’s ability to continue to raise capital and our ability to grow our sales to achieve a meaningful market share, and to manufacture our products on a consistent and cost effective basis. See ITEM 1A. Risk Factors

The Company undertakes to make these revisions in its future filings in accordance with the Staff’s comment.

Products, page 5

2.

We note your comparison of the present status of your products to their status in 2006. Please update your disclosure to provide a comparison of your products to a more recent time period or provide additional disclosure to explain the references to 2006.

Response:

The Company will revise the third paragraph under “Products” to read as follows:

Initially we sold ice cream cups and sandwiches, in addition to ice cream bars. However, beginning in 2007, we only offered our ice cream bars for sale. We found that the demand for our ice cream bars was significantly greater than the collective demand for the ice cream cups and sandwiches. During 2006, ice cream bars represented approximately 85% of our gross sales and ice cream cups and sandwiches only represented approximately 15% of sales. Consequently, we decided to focus on selling only ice cream bars, rather than allocating limited capital to products like ice cream cups and sandwiches that had little relative demand compared to ice cream bars.

The Company undertakes to make these revisions in its future filings in accordance with the Staff’s comment.

Recent Sale of Unregistered Securities, page 16

3.

We note your disclosure in this section, although you have not included all of the disclosure required by Item 701 of Regulation S-K. In this regard, please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.

Response:

The Company will revise the second paragraph of this section to read as follows:

During the 4th quarter of 2008, we issued a total of 9,012,785 restricted shares of our common stock to certain professionals and consultants in lieu of paying them in cash, for the services they provided to the Company. In connection with the foregoing, the Company relied upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933 for transactions not involving a public offering. No advertising or general solicitation was employed in offering the securities. Transfer was restricted by the Company in accordance with the requirements of the Securities Act of 1933.

The Company undertakes to make these revisions in its future filings in accordance with the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 16

4.

We note that you discuss trends that have impacted your performance, like the economic slowdown, but you have not provided an analysis on how you believe these trends will impact your future performance. Please note that Item 303(a)(3)(ii) of Regulation S-K requires as applicable, a discussion of any known trends, or uncertainties that are reasonably likely to have a material effect on the company's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would otherwise cause reported financial information not necessarily to be indicative of future operating results or financial condition. Please revise to discuss any known trends or uncertainties that will likely have a prospective impact on your performance. For additional guidance, please refer to SEC Releases 33-6835, 33-8056, and 33-8350.

Response:

The Company will add the following paragraph at the end of “Results of Operations”:

As noted above, one reason for the decrease in sales was the economic recession which adversely affected sales, as consumers looked to conserve money by purchasing less expensive brands. While our products offer long term health benefits compared to regular full fatted ice cream, consumers are typically less likely to make short term sacrifices, by paying more for our products, to garner long term benefits. While the economy appears to have stabilized in early 2009, consumer spending has still not returned to levels prior to the start of the recession. To the extent that the economy remains weak, we do not expect to see consumers returning to the levels of spending prior to the start of the current economic downturn. This will hamper our sales growth, as we believe that until consumers are more confident in the economic recovery, they will continue to conserve their money by purchasing less expensive brands.

The Company undertakes to make these revisions in its future filings in accordance with the Staff’s comment.

5.

We note that in your Overview paragraph, you state that you have made numerous presentations to obtain authorizations for new SKUs to existing stores as well as to new stores. Please reconcile this disclosure with your disclosure in your Results of Operations disclosure, in the first paragraph, that in 2009 you are going to focus more on increasing sales to existing stores.

Response:

In the Overview section, the Company will remove the last 2 sentences and add the following paragraph:

The Company intends to focus its attention on increasing the number of SKUs in existing stores, rather than making presentations to new stores as a more effective way to increase sales. The Company believes it has a greater opportunity for success in dealing with existing stores, where our product has a history of sales, rather than calling on stores that are not familiar with our brand. We also believe that seeking an increase in the number of SKUs in existing stores would be less costly, because of the products’ familiarity in those stores, compared to new stores. To this end, the Company has made numerous presentations to authorize new SKUs in existing stores, as well as some presentations to new stores. The Company is still waiting to hear the decisions regarding these presentations.

In the first paragraph of the Results of Operations section, the Company will remove the third-to-last sentence and replace it with the following:

In 2009, unlike previous years, we are going to focus more on increasing sales from our existing stores, rather than attempting to significantly increase the number of stores. While we have made a few presentations to new stores, the focus of our attention has been in increasing sales in existing stores by increasing the number of SKUs per store, and marketing and promoting our products in these stores.

The Company undertakes to make these revisions in its future filings in accordance with the Staff’s comment.

Evaluation of Disclosure Controls and Procedures, page 21

6.

Because the Company includes language regarding the limitations of disclosure controls and procedures, the company should also disclose 1) that disclosure controls and procedures are designed to provide reasonable assurance; and 2) disclosure controls and procedures are effective at the reasonable assurance level.

Response:

The Company will revise the first paragraph under Evaluation of Disclosure Controls and Procedures to read as follows:

We maintain "disclosure controls and procedures," as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Disclosure controls and procedures are designed to provide reasonable assurance and are effective at the reasonable assurance level. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

The Company undertakes to make these revisions in its future filings in accordance with the Staff’s comment.

Directors, Executive Officers and Corporate Governance, page 22

7.

Please revise to describe the business experience of Messrs Bozzi and Boyle for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K

Response:

The biography of Mr. Bozzi will be revised to read as follows:

Mr. Bozzi is the creator and the principal founder of our Company. Since inception of the Company in June 2005, he has been the Company’s President, Chief Operating Officer and Chief Accounting Officer and is directly responsible for the day to day operations of our Company. Since February 23, 2008, Mr. Bozzi has also been the Company’s Treasurer and Secretary. From September, 2002 until he founded the Company in June of 2005, Mr. Bozzi was the general manager of Kenwood’s Farms LLC, an ice cream manufacturer of both propriety and private label brands, based in West Hartford, CT.

Mr. Bozzi has been in the ice cream business his entire adult life. He is the third generation of his family to be involved in the industry. From 1982 until 1987, Mr. Bozzi was employed by the Häagen Dazs Company, initially as General Manager of Häagen Dazs West and then as Director of National Chain Stores. Mr. Bozzi left Häagen Dazs four years after it was acquired by Pillsbury Inc. From 1987 to 1993, Mr. Bozzi was a private consultant to various ice cream and frozen dessert companies focusing on manufacturing, sales and distribution. During this time he consulted for Cool A Coo Ice Cream of Whittier, CA and was responsible for expanding the company’s international business which provided the opportunity for the company to export ice cream novelties to several countries including China, Japan and the United Kingdom. He also developed a line of products for Club Stores and obtained authorizations from retailers like Costco. Mr. Bozzi also consulted for Integrated Specialty Foods (“ISF”) of California based in Commerce, CA, a company owned by his adult children, and its successor M.G.B. Specialty Foods, also of Commerce, CA. M.G.B. was formed by the merger between ISF and Mario’s Gelato. The combined operation was then moved to Sun Valley, CA. The merger, facilitated by Mr. Bozzi, created the opportunity for ISF to become a manufacturer of ice cream products, rather than just a distributor.

The biography of Mr. Boyle will be revised to read as follows:

Since April 2005, Mr. Boyle has been responsible for sales and marketing of our company’s ice cream products. From August 2004 until April 2005, Mr. Boyle was the owner-operator of RAB Sales and Marketing, LLC, a Philadelphia-based national food brokerage firm specializing in ice cream novelties and other frozen food items. From December 2000 until August 2004, Mr. Boyle was National Sales Manager of Fruit Ices, LLC and directed the sales of Frozfruit Frozen Fruit Bars and Chill Smooth Fruit Ice throughout the United States, Canada, Puerto Rico and the Virgin Islands. Prior thereto, he was Vice President of Sales of the Frozfruit Company from 1992 through 2000 until it was acquired by Fruit Ices, LLC in 2000. During his career, Mr. Boyle has successfully managed the roll outs of several major consumer products such as Motrin, Diet Seven Up, various Frito Lay products and Haagen-Dazs Ice Cream stick bars. He is a graduate of State University of New York at Albany.

The Company undertakes to make these revisions in its future filings in accordance with the Staff’s comment.

Security Ownership of certain Beneficial Owners and Management and Related Stockholders Matters, page 25

8.

Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by AAR Accounts Family Ltd Partnership and Marvanal, Inc. Refer to Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Response:

The Company will revise the beneficial ownership table to disclose that Andrew Roth and his wife Aniela Roth have voting and investment power over the shares held by AAR Accounts Family Ltd Partnership and Alexander Bozzi, IV and his siblings Vanessa Bozzi and Marlane Bozzi have voting and investment power over the shares held by Marvanal, Inc. The Company undertakes to make these revisions in its future filings in accordance with the Staff’s comment.

Signatures, page 29

9.

In the second signature block, the Form 10-K also needs to be signed by your Principal Financial Officer. If Mr. Bozzi intended to sign in that capacity, please confirm. Refer to General Instruction D.2.(a) and (b) of Form 10-K.

Response:

The Company confirms that Mr. Bozzi intended to sign the 10-K as Principal Financial Officer. In future filings, Mr. Bozzi will sign in his capacity as Principal Financial Officer in accordance with the Staff’s comment.

Consent

10.

Consent has not been provided and it appears to be required due to incorporation by reference of Form S-8 (file number 333-153855). Please re-file the complete Form 10-K with your consent and certifications, or advise us why you believe that it is not necessary for you to file your consent.

Response:

The Company undertakes to re-file its complete Form 10-K with the consent and certifications in accordance with the Staff’s comment.

Exhibits 31.1 and 31.2

11.

Your certification should appear exactly as set forth in current Item 601 (b)(31) of Regulation S-K. In this regard, please delete the word "annual" before the word "report" in paragraphs 2. (twice), 3. and 4. a). Also, in paragraph 4. d) insert the language "(the registrant's fourth fiscal quarter in the case of an annual report)" after the word “quarter.” Further, in paragraph 5. please insert the language "”over financial reporting” after the word “evaluation.” Finally, paragraph 5.a) should read as follows:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

The Company will revise Exhibit 31.1 to read as follows (and thus eliminate the need for Exhibit 31.2):

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER

PURSUANT TO SECTION 302 OF THE

SARBANES-OXLEY ACT OF 2002

I, Alexander L. Bozzi, III, certify that:

1.

I have reviewed this annual report on Form 10-K of The Enlightened Gourmet, Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report ;

4.

The registrant ’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

d)

disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting;

5.

The registrant ’s other certifying officer and I have disclosed, based on our most recent evaluation over financial reporting, to the registrant ’s auditors and the audit committee of the registrant ’s board of directors (or persons performing the equivalent function ):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant ’s ability to record, process, summarize and report financial information ; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant ’s internal controls over financial reporting.

Dated: [November 4, 2009]	By:	/ S/ ALEXANDER L. BOZZI, III
Alexander L. Bozzi, III Principal Executive Officer and Principal Financial Officer

The Company undertakes to make these revisions in its future filings in accordance with the Staff’s comment.

Form 10-Q for Fiscal Quarters ended March 31, 2009 and June 30, 2009

Exhibits 31.1 and 31.2

12.

Exhibit 31.2 should be signed by your principal financial officer or person performing a similar function per Rules 13a-14(a) and 15d-14(a). Additionally, the certifications are missing the parenthetical language in paragraph 4.d.

Response:

Exhibit 31.1 will be revised to read as follows (and thus eliminate the need for Exhibit 31.2):

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER

PURSUANT TO SECTION 302 OF THE

SARBANES-OXLEY ACT OF 2002

I, Alexander L. Bozzi, III certify that:

1. I have reviewed this quarterly report on Form 10-Q of The Enlightened Gourmet, Inc., for the period ended March 31, 2009;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting;

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Dated: [November 4, 2009]	By:	/s/ Alexander L. Bozzi III
Alexander L. Bozzi, III Principal Executive Officer and Principal Financial Officer

The Company undertakes to make these revisions in its future filings in accordance with the Staff’s comment.

In connection with the Company’s responses to the Staff’s comments, the Company hereby acknowledges the following:

•

the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Alexander L Bozzi

President